                   [Letterhead of Elsag Bailey Automation]

FOR IMMEDIATE RELEASE

Contact: Brad A. Hoffman
         Director, Group Communications
         (440) 585-3809

                 ELSAG BAILEY PROCESS AUTOMATION N.V. REPORTS
                          THIRD QUARTER 1998 RESULTS

Amsterdam, the Netherlands (October 28, 1998) - Elsag Bailey Process Automation N.V. (NYSE:EBY) today announced financial results for the third quarter ending September 25, 1998.

OPERATING RESULTS

Net income recorded by Elsag Bailey in the third quarter, applicable to common shareholders, was $9.5 million or $0.25 per share, assuming conversion of the preferred shares. This compares to $6.4 million or $0.17 per share in the third quarter 1997, before restructuring charges and assuming conversion of the preferred shares.

Bookings were $406 million this quarter, which compares to bookings of $317 million one year ago. Revenues were $360 million this quarter, compared to revenues of $365 million in the third quarter of 1997. Currency translation did not have an impact on the quarterly comparison of bookings and revenues, while divestitures negatively impacted both bookings and revenues by approximately $6 million. Bookings continue to show double digit growth, driven in the quarter by the Systems business unit and by electric utility market. Bookings grew in the Middle East, Central and Eastern Europe and, to a lesser extent, in the Americas. After the fourth consecutive quarter reporting a book to bill ratio above 1, backlog increased to $863 million at the end of September from $792 million at the end of June.

Gross Margin increased from 33.6% in the previous quarter to 34.4%, equivalent to the margin reported in the third quarter of 1997. Continued price pressure within a challenging competitive environment was still affecting profit during the quarter.

The Company's operating profit continued to benefit from the consolidated reduction of selling, general, and administrative (SG&A) expenses and the continuing consolidation of R&D activities and spending, while also benefiting in the quarter from third party R&D funding. SG&A expenses this quarter were $82.2 million or 22.8 percent of revenues, compared to $87.5 million or 24.0 percent of revenues, before restructuring charges taken in the third quarter of 1997. During the quarter the Company reported as SG&A certain additional legal expenses associated with ongoing litigation and the release of excess restructuring reserves, each amounting to approximately $1 million.

Operating margin, before amortization, was 7.9 percent, up from 5.4 percent one year ago. Earnings before interest, taxes, depreciation, and amortization (EBITDA), including a $1 million gain related to the sale of a

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non-operating investment in Germany, were $38.1 million, as compared to $29.8 million before restructuring charges in the same quarter one year ago.

Net debt was $663.5 million as of September 25, compared to $680.4 million one year ago and to $591.1 million as of June 25, 1998. Exchange rate fluctuations resulted in increasing net debt by approximately $23 million from June to September 1998. The increase in net debt at the end of the third quarter is due primarily to inflated working capital as a result of the high level of activity experienced late in the quarter.

NINE-MONTH SUMMARY

For the nine months ending September 25, 1998, Elsag Bailey's net income applicable to common shareholders, before restructuring charges, was $29.7 million, compared to $22.0 million in the first nine months of 1997. Earnings per share, before non-recurring charges and assuming conversion of the preferred shares, were $0.78, compared to $0.58 in the same period last year.

Restructuring charges taken during 1998 were $10.3 million before tax, and $6.9 million after tax. After the restructuring charges and dividends on preferred shares, net income applicable to common shareholders, was $11.0 million or $0.38 per share, calculated on 29,201,981 shares. This compares to a net loss of $2.8 million or $0.10 per share, on the same basis last year.

Bookings were $1,190 million in the first nine months of 1998, compared to $1,068 million in the same period last year. Revenues were $1,064 million, compared to $1,113 million last year. Currency translation negatively impacted bookings and revenues in the first nine months of 1998 by approximately three percent. Adjusting for the effects of currency translation and the sale of non-core businesses, in a year-on-year comparison, bookings for the first nine months increased by $167 million or 16 percent.

Operating income, before amortization and restructuring charges, was $72.5 million or 6.8 percent, compared to $64.1 million or 5.8 percent in 1997.

Mr. Vincenzo Cannatelli, Managing Director and Chief Executive Officer, commented on the Company's third quarter performance, stating, "We are very pleased with the continued positive trend demonstrated by this quarter's results, reinforcing our belief that the restructuring and cost-improvement actions taken over the past three years have been well directed. Our aggressive efforts to improve profitability have translated to enhanced results both at the operating income and pre-tax levels and, most importantly, to improved earnings per share. We have achieved further reductions in SG&A spending; due in part to the restructuring actions of recent years and to ongoing cost-improvement initiatives such as our global sourcing program.

"We are especially pleased with Elsag Bailey's continued strong bookings performance and its effect on the Company's backlog, which has now increased for four consecutive quarters. This bookings performance comes during a period of continued economic challenge in a number of key markets, and amidst a well-publicized sale process involving the Company. The continued confidence of our customers, highlighted by a series of major orders announced during the quarter, is very gratifying. These bookings successes span the full range of systems, instrumentation, and analytical product lines. Geographically, we are especially pleased by the response of customers in Germany, Europe, and the Middle East, and by the steadiness of our position in North America and Asia."

In a major recent action, the Company entered into a definitive agreement, on October 14, 1998, with an affiliate of Asea Brown Boveri Ltd. (ABB), under which ABB has offered to acquire Elsag Bailey Process Automation N.V. Pursuant to this offer, the Company reported on October 20 that ABB Transportation Participations B.V. has begun its tender offer for all outstanding common shares of the Company at US$39.30

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per common share, and for all 5-1/2% preferred securities issued by the Elsag
Bailey Financing Trust at US$61.21 per preferred security. Each of the Supervisory Board and the Management Board of the Company has determined that this offer is fair to, and in the best interests of, shareholders of the Company and its other constituencies, and has recommended that the shareholders accept the offer and tender their shares accordingly. The tender offer is dependent, among other conditions, on a minimum of 75% of the fully diluted share capital of the Company being validly tendered and not withdrawn, and on certain regulatory approvals. The tender offer expires at midnight on November 17, 1998 unless ABB extends the period of time during which the tender offer is open.

Commenting on the acquisition agreement, Mr. Cannatelli stated, "We are very pleased by this commitment of business partnership from a quality industry leader such as ABB Group. We have worked hard to position Elsag Bailey as a leader in process automation, and we believe this marriage will bring significant benefits to our company, our customers, and our industry as a whole. We are very pleased with the excellent value which this transaction represents for our shareholders, and we are committed to consummating the sale in the most timely fashion permitted by the regulatory process. I am very grateful to our shareholders for their patience and their support during the sale process, and throughout the tenure of Elsag Bailey Process Automation."

One of the world's leading process automation companies, Elsag Bailey Process Automation N.V., incorporated in the Netherlands, has grown revenues to more than $1.5 billion by aggressively expanding its global markets and technologies. The Company employs some 11,000 employees in over 30 countries. Elsag Bailey's computer and electrical products--control systems, instrumentation products, and analytical devices--keep its customers on the cutting edge of productivity. Elsag Bailey's global customers are among the leading names in the process industries including electric utilities, oil and gas, chemicals and pharmaceuticals, pulp and paper, water and wastewater, metals and ceramics, and other industrial companies.

For copies of additional press releases or quarterly reports, call Elsag Bailey's Fax-on-Demand service at 1-888-329-2311, or visit the Company's web site at www.ebpa.com. Requests for information can also be made via e-mail at investorinfo@bailey.com.

This document contains forward-looking statements subject to the safe harbor created by the Securities Litigation Reform Act of 1995. These include, without limitation, the statements related to Elsag Bailey's sale process and the definitive agreement entered into with ABB, and the conditions to closing of ABB's tender offer, outlook for the remainder of the year, the success of ongoing cost improvement and profitability initiatives, SG&A expenses, operating performance, earnings, results and liquidity needs, anticipated conditions in its markets, including investments by customers in the Company's product area; the effect of foreign currency fluctuations relative to the U.S. dollar, the ability of the Company to successfully and in a timely fashion complete its major projects, the ability of the Company to generate cash, secure adequate financing, reduce debt and grow, improve profitability and shareholder value, and any other statements concerning matters that are not historical facts. Actual results and performance could differ materially from those expressed in or implied by these forward-looking statements as a result of a number of known and unknown risks. These and other risks and uncertainties affecting Elsag Bailey are discussed in greater detail in Elsag Bailey's Form 20-F filed with the United States Securities and Exchange Commission for the year ended December 31, 1997.

                                      ***

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                     Elsag Bailey Process Automation N.V.

                 CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

                   (Amounts in thousands, except share data)

                                                                For the quarter ended              For the nine months ended
                                                                ---------------------              -------------------------
                                                                    September 25,                       September 25,
                                                                1998              1997              1998              1997
                                                                ----              ----              ----              ----
Revenues                                                    $    359,920      $    365,388      $  1,064,272      $  1,113,407
Cost of sales                                                    236,000           240,347           705,942           733,439
                                                            ------------      ------------      ------------      ------------
Gross profit                                                     123,920           125,041           358,330           379,968

Selling, general and administrative expenses                      82,045            87,572           247,499           277,324
Research, development and engineering expenses                    13,244            18,942            44,529            58,013
Amortization of intangibles                                        7,925            10,284            21,927            29,493
                                                            ------------      ------------      ------------      ------------
Operating income                                                  20,706             8,243            44,375            15,138

Interest expense                                                  10,422             8,988            27,993            26,472
Other income                                                      (1,646)             (896)          (15,163)           (8,929)
                                                            ------------      ------------      ------------      ------------
Income (loss) before income taxes, minority interest
              and extraordinary item                              11,930               151            31,545            (2,405)
Income tax expense (benefit)                                       2,769            (9,908)            6,889           (10,343)
Minority interest in net income (loss) of subsidiaries              (266)             (397)             (304)           (1,058)
Minority interest - dividends on preferred securities              3,999             3,999            11,773            11,773
                                                            ------------      ------------      ------------      ------------

Income (loss) before extraordinary item                            5,428             6,457            13,187            (2,777)
Extraordinary item - write-off deferred financing costs             --                --              (2,167)             --
                                                            ------------      ------------      ------------      ------------

Net income (loss)                                           $      5,428      $      6,457      $     11,020      $     (2,777)
                                                            ============      ============      ============      ============
Net income (loss) per share:
     Basic                                                  $       0.19      $       0.22      $       0.38      $      (0.10)
                                                            ============      ============      ============      ============
     Diluted                                                $       0.18      $       0.22      $       0.37      $      (0.10)
                                                            ============      ============      ============      ============
     Assuming conversion of the preferred shares (1)        $       0.25      $       0.27      $       0.60      $       0.24
                                                            ============      ============      ============      ============
Weighted average number of shares outstanding:
     Basic                                                    29,201,981        29,201,981        29,201,981        29,201,981
                                                            ============      ============      ============      ============
     Diluted                                                  29,543,000        29,224,000        29,465,000        29,206,000
                                                            ============      ============      ============      ============
     Assuming conversion of the preferred shares (1)          38,140,000        38,140,000        38,140,000        38,140,000
                                                            ============      ============      ============      ============

The way in which the income statement is impacted by non-recurring charges is outlined below. These charges are associated with restructuring, both in 1998 and 1997.

                                                                             Non-recurring charges
                                                                             ---------------------
                                                             For the quarter ended          For the nine months ended
                                                         September 25,   September 25,    September 25,   September 25,
                                                         -------------   -------------    -------------   -------------
                                                            1998            1997             1998             1997
                                                            ----            ----             ----             ----
Cost of sales                                             $   --          $    650         $  4,344         $  8,611
                                                                                                            --------
Selling, general and administrative expenses                  --               248            2,284            8,245
Research, development and engineering expenses                --               362               56            3,022
Other expenses                                                --                --              306               --
                                                          --------        --------         --------         --------
Loss before income taxes, minority interest and               --             1,260            6,990           19,878
extraordinary item
Income tax (benefit)                                            26          (5,289)          (2,238)          (6,848)
                                                          --------        --------         --------         --------
Net loss/(income) related to non-recurring charges        $     26        $ (4,029)        $  4,752         $ 13,030
                                                          ========        ========         ========         ========

The above expenses are for severance expenses and the restructuring of Hartmann & Braun.

(1) Preferred shares are anti-dilutive in all periods.

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                     Elsag Bailey Process Automation N.V.
               CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
                            (Amounts in thousands)

                                                                September 25,   December 31,
                                                                -------------   ------------
                                                                    1998            1997
                                                                    ----            ----

Cash and cash equivalents                                        $   12,781      $   15,179
Accounts receivable                                                 325,021         326,630
Costs in excess of billings on uncompleted contracts                202,335         147,571
Inventory                                                           282,613         263,069
Other current assets                                                 96,641          89,519
Other assets                                                      1,127,673       1,096,185
                                                                 ----------      ----------

Total assets                                                     $2,047,064      $1,938,153
                                                                 ==========      ==========

Notes payable                                                    $   34,890      $   58,628
Current maturities of long-term debt                                622,418          39,107
Billings in excess of costs on uncompleted contracts                 56,295          56,996
Other current liabilities                                           478,773         463,375
Long-term debt                                                       18,820         520,968
Other liabilities                                                   328,386         303,818
Minority equity                                                       8,450           9,208
Minority equity - company obligated preferred securities of
           grantor trust                                            282,947         279,067
Total shareholders' equity                                          216,085         206,986
                                                                 ----------      ----------

Total liabilities and shareholders' equity                       $2,047,064      $1,938,153
                                                                 ==========      ==========

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